

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 20, 2012

<u>Via E-mail</u>

Jerry A. Shore
Chief Financial Officer
Fred's, Inc.
4300 New Getwell Road
Memphis, TN 38118

> **Re: Fred's, Inc.**
> **Form 10-K for the Fiscal Year Ended January 28, 2012**
> **Filed April 12, 2012**
> **Form 10-Q for the Quarterly Period Ended July 28, 2012**
> **Filed September 6, 2012**
> **File No.001-14565**

Dear Mr. Shore:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended January 28, 2012</u>

<u>Item 7: Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19</u>

<u>Critical Accounting Policies, page 20</u>

1.   Please revise your disclosures in future filings to present a more robust discussion as to why these are critical accounting policies supplementing, not duplicating, the description of accounting policies that are already disclosed in the notes to your financial statements. The disclosure should provide greater insight into the quality and variability of information regarding financial condition and operating performance.   For example,

please discuss how accurate your estimates and assumptions have been in the past, how much they have changed in the past and whether they are likely to change in the future regarding inventory shrink. Refer to Item V of SEC Release Nos. 33-8350/34-48960.

Item 8: Financial Statements and Supplementary Data, page 31

Consolidated Statements of Income and Comprehensive Income, page 33

2.   We note your presentation indicating that costs of sales does not include depreciation expense. Please note the guidance per SAB Topic 11:B which requires additional disclosure and the need to exclude figures for income before depreciation when cost of sales excludes depreciation. Please show us what your disclosure in future filings will look like as revised.

Form 10-Q for the quarterly period ended July 28, 2012

Item 1. Financial Statements, page 3

Notes to Condensed Consolidated Financial Statements, page 6

3.   We note the disclosure of litigation contingencies in your Form 10-K for the fiscal year ended January 28, 2012 that have not been disclosed in your subsequent interim reports. Please tell us what factors you considered in determining disclosure was not required pursuant to Rule 10-01 of Regulation S-X and FASB ASC 270-10-50-6 or please revise to provide such disclosures beginning with your next interim report.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Donna Di Silvio, Staff Accountant, at (202) 551-3202 or me at (202) 551-3720 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief